FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 13, 2003

Electronic Data Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 9.   Regulation FD Disclosure

On October 13, 2003, the registrant issued a press release announcing that it is considering an initial public offering or private offering of a minority stake in its PLM (Product Lifecycle Management) Solutions subsidiary as a strategic alternative for the business. The press release is attached as Exhibit 99.1 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

October 13, 2003

By: /s/ D. Gilbert Friedlander

D. Gilbert Friedlander, Senior Vice
President, General Counsel and Secretary

Exhibit 99.1



((o)) NEWS Release

CONTACTS:
Sean Healy – EDS   John Clendening – EDS PLM Solutions
(212) 610-8173   (972) 797-9494
shealy@eds.com   john.clendening@eds.com

FOR IMMEDIATE RELEASE: MONDAY, OCTOBER 13, 2003

EDS to Consider Initial Public Offering (IPO) or Private Offering of Minority Interest in PLM Solutions Subsidiary

Strategic Action to Enable EDS to Leverage Key Asset

PLANO, Texas – EDS today announced it is considering an Initial Public Offering (IPO) or private offering of a minority stake in its PLM (Product Lifecycle Management) Solutions subsidiary as a strategic alternative for the business.

EDS PLM Solutions is a leader in PLM software and related services, with approximately 41,000 clients. In 2002, PLM Solutions generated US$879 mm in revenue and US$138 mm in operating profit.

"A minority IPO or private offering in PLM Solutions would enable EDS to leverage the value of this key asset," said Michael Jordan, EDS chairman and CEO. "By operating as a software company in a growing space, PLM Solutions will be able to focus solely on the PLM market, while in turn supporting EDS' sharpened focus on our core business."

The decision to seek investors follows EDS' announcement of its strategic direction on June 18 in which it stated that the company would focus on its core IT outsourcing services business. PLM Solutions was designated a complementary subsidiary business at that time.

"We expect this alternative would enable PLM Solutions to be more agile in the market, make decisions more quickly and more effectively leverage our roots as an independent software company on behalf of our customers," said Tony Affuso, president and CEO of EDS PLM Solutions. "At the same time, PLM Solutions would continue to be able to leverage the support and IT services expertise of EDS. It's a win-win scenario we are looking forward to."

EDS PLM Solutions delivers integrated technology and services supporting the entire lifecycle of a product -- from concept and development to distribution and delivery. PLM offerings digitally produce and share -- instantly and globally -- product planning, design, manufacturing and distribution information for collaboration via local networks and the Internet.

EDS expects to complete any actions that arise from its review of strategic alternatives for PLM Solutions in the first half of 2004.

About EDS

EDS, the premier global outsourcing services company, delivers superior returns to clients through its cost-effective, high-value services model. EDS' core portfolio comprises information-technology and business process outsourcing services, as well as information-technology transformation services. EDS' two complementary, subsidiary businesses are A.T. Kearney, one of the world's leading high-value management consultancies, and PLM Solutions, a leader in product data management, collaboration and product design software. With 2002 revenue of $21.5 billion, EDS is ranked 80th on the *Fortune 500*. The company's stock is traded on the New York (NYSE: EDS) and London stock exchanges.

# # #

The ability of EDS to consummate any transaction as a result of its review of strategic alternatives for PLM Solutions described above is subject to many contingencies, some of which are not within the control of EDS. There can be no assurance that EDS will consummate the transactions described above or any other transaction as a result of this review. Any securities offered in a private offering will not have been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.